As filed with the Securities and Exchange Commission on October 13, 1998
                                                    Registration No. 333-

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                        -------------------------
                                FORM S-2
                    REGISTRATION STATEMENT UNDER THE
                         SECURITIES ACT OF 1933
                        --------------------------
                        IMAGE ENTERTAINMENT, INC.
         (Exact name of Registrant as specified in its charter)

          California                              84-0685613
(State or other jurisdiction of                (I.R.S. Employer
       incorporation or                     Identification Number)
        organization)

                             9333 Oso Avenue
                      Chatsworth, California  91311
                             (818) 407-9100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                        ----------------------------
                               Cheryl Lee
        Chief Administrative Officer, General Counsel & Secretary
                        Image Entertainment, Inc.
                             9333 Oso Avenue
                      Chatsworth, California  91311
                             (818) 407-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               Copies to:
          Richard A. Boehmer, Esq.                Aaron A. Grunfeld, Esq.
           O'Melveny & Myers LLP             Resch Polster Alpert & Berger LLP
             400 S. Hope Street                10390 Santa Monica Boulevard
       Los Angeles, California  90071             Los Angeles, California
               (213) 430-6000                        (310) 277-8300
                        ----------------------------------------------
    Approximate date of commencement of proposed sale to the public:
    As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ ]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof pursuant to
Item 11(a)(1) of this Form, check the following box:  [ ]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                                CALCULATION OF REGISTRATION FEE

================================================================================
=============================
                                                           Proposed
Proposed
                  Title of each        Amount              maximum            maximum
               class of securities      to be           offering price       aggregate
Amount of
                to be registered      registered          per unit         offering
price    registration fee
----------------------------------------------------------------------------------------
---------------------
Common Stock, no par value            2,400,000 shares      $3.25            $7,800,000
$2,301<1>
========================================================================================
=====================
<1>  Calculated pursuant to Rule 457(c) based upon the average of the high and low prices for the registrant's common stock as reported by the Nasdaq National Market System on October 8, 1998, solely for the purposes of computing the registration fee.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                           -Cover-

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      SUBJECT TO COMPLETION, DATED ______________, 1998

                        PROSPECTUS
                      2,400,000 SHARES
                  IMAGE ENTERTAINMENT, INC.
                        COMMON STOCK
                        -------------

     Image Entertainment, Inc. is offering for sale
2,400,000 shares of common stock. Our common stock is traded on the Nasdaq National Market System under the symbol "DISK" and its closing price on October 7, 1998 was $3.50 per share. We will consider the factors listed under the heading "Plan of Distribution" beginning on page 19 of this prospectus to determine the price at which we will sell these shares of common stock. We will reserve a portion of these shares to sell directly to Image Investors Co., our largest shareholder, or its affiliates. If Image Investors Co. or its affiliates desire to purchase shares, we will make such sales on the same terms and conditions available to the public, except that we will pay a lower commission for such sales.

                     ---------------
       These securities involve a high degree of risk.
           See "Risk Factors" beginning on page 3.
                     ---------------
     Neither the Securities and Exchange Commission nor any
state securities commission has approved or disapproved of
these securities or passed upon the accuracy or adequacy of
this prospectus.   Any representation to the contrary is a
criminal offense.
                     ---------------

===========================================================
Placement
                     Price to      Agent's      Proceeds to
                     Public       Commission<1>  Company<2>
-----------------------------------------------------------
Per Share            $            $             $Total                $
$             $
===========================================================
<1>   We have agreed to pay to MDB Capital Group LLC, as
      placement agent, a fee in connection with the arrangement of this offering, to reimburse them for certain expenses and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.
<2>   Before deducting estimated expenses of $_________ payable
      by us (including the placement agent's non-accountable expense allowance of 2.0% of the gross proceeds from this offering).

                   ----------------------------
     We are offering these shares of common stock on a best efforts basis to a limited number of institutional and other accredited investors. We have retained MDB Capital Group LLC to act as the exclusive placement agent in connection with the arrangement of this offering. The placement agent is not required to sell a specific number or dollar amount of shares but will use its best efforts to sell all of the shares being offered. This offering will terminate on December 15, 1998, unless we extend it with the placement agent's agreement. We will sell the shares when the placement agent has received commitments to purchase all of the shares offered or on December 15, 1998 if the placement agent does not receive commitments to purchase 2,400,000 shares before that date.

     MDB Capital Group LLC reserves the right to withdraw, cancel, modify or reject any order for the purchase of these shares in whole or in part for any reason. We reserve the right to terminate this offering at any time. There will not be any escrow, trust or similar account for the funds to be received from the sale of these shares. You are not required to purchase any minimum amount of the shares being offered to participate in the offering. If we do not receive proceeds from this offering sufficient to complete the transaction described in "Recent Developments-the Acquisition" and we cannot obtain additional financing to complete such transaction, we will apply the proceeds from this offering to seek additional exclusive digital video disc distribution rights, potentially to develop a new web site for retail sales of digital video discs and laserdiscs and for general corporate and working capital purposes.

MDB CAPITAL GROUP LLC                   ______________, 1998

                        -Cover-

                    AVAILABLE INFORMATION


     Image Entertainment, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters. Such periodic reports may be inspected at the Commission's principal offices at 450 Fifth Street, NW, Washington, D.C. 20549. Information on the operation of the Commission's reference room may be obtained by calling the Commission at (800) SEC-0330. Copies of such material may be obtained from such offices at prescribed rates set by the Commission. Certain of the Company's reports and registration, proxy and information statements that have been filed with the Commission through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's web site (http://www.sec.gov). The Company's common stock is traded on the Nasdaq National Market System under the symbol "DISK." Certain information, reports and proxy statements of the Company are also available for inspection at the offices of the Nasdaq Market Reports Section, 1735 K Street, Washington, D.C. 20006.


INCORPORATION OF CERTAIN INFORMATION BY REFERENCE; DELIVERIES

    The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, filed with the Commission on June 25, 1998 (the "Annual Report"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, filed with the Commission on August 13, 1998 (the "Quarterly Report"), and all other reports filed with the Commission by the Company (File No. 0-11071) pursuant to Sections 13(a) or 15(d) of the Exchange Act since March 31, 1998 are incorporated herein by this reference.

     Concurrently with the delivery of this prospectus, the Company is delivering to each person to whom a copy of this prospectus is delivered copies of the Annual Report, the Quarterly Report and the Company's Proxy Statement dated July 29, 1998 (the "Proxy Statement"). Upon oral or written request therefor, the Company will provide free of charge to any person, including any beneficial owner, to whom a copy of this prospectus is delivered, any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates by reference). Requests for any such documents should be made to Image Entertainment, Inc., 9333 Oso Avenue, Chatsworth, California 91311, Telephone
(818) 407-9100, Attention: Corporate Secretary.

                 FORWARD LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. When used in this document, the words "anticipate," "believe," "may," "estimate," "expect" and similar expressions, variations of such terms or the negative of such terms as they relate to the Company or its management are intended to identify such forward-looking statements. Such statements are based on management's current expectations and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the company's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and in the Annual Report. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors should carefully consider the information set forth under "Risk Factors" in this prospectus.

                      PROSPECTUS SUMMARY

       This section is only a summary of the information contained in this prospectus. You should read this summary along with the more detailed information and the financial statements and the notes thereto appearing in other sections of this prospectus. In addition to historical information, this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results or experience could differ significantly from those discussed in the forward-looking statements.

                          The Company

       Image Entertainment, Inc. is the largest licensee and wholesale distributor of laserdiscs (LDs) in North America and has distributed a broad range of LD programming since 1983. With the March 1997 introduction of the digital video disc (DVD) to the consumer market, we began distributing DVD titles on a non-exclusive wholesale basis in March 1997 and began releasing exclusively licensed DVD programming in June 1997. We distribute thousands of titles on LD and over 1,000 titles on DVD, ranging from feature films and music videos to family, documentary and special interest programming.

           On August 20, 1998, we agreed to acquire certain assets and liabilities of the digital video disc and laserdisc retail sales business of Ken Crane's Magnavox City, Inc, including the "kencranes.com" site on the World Wide Web, a mail-order catalog business and a lease of an approximately 8,000 square foot retail store located in Westminster, California.
The closing of the acquisition depends on the success of this offering and on obtaining our lenders' consent. Upon the closing of the acquisition, we will make cash payments totaling $5,000,000 to the seller, Ken Crane, Jr., Pamela
Crane and Casey Crane, collectively, and will issue 258,370 shares of our common stock to the seller. Ken Crane, Jr., who has over 13 years of experience in the optical disc retail sales business, will become the Vice President-
General Manager of our subsidiary and will oversee the day-to-day operations of the newly acquired business.

     Our principal executive offices are located at  9333
Oso Avenue, Chatsworth, California 91311 and our telephone number is (818) 407-9100.

                        Risk Factors

     The shares of common stock that we are offering involve a high degree of risk and you should carefully consider the information contained in the "Risk Factors" section beginning at page 3 of this prospectus along with all of the other information contained in this prospectus.

                        The Offering

     We are offering 2,400,000 shares of common stock.

     If we sell all 2,400,000 shares, we will have 15,948,959 shares of common stock outstanding after the offering. This is based on the number of shares outstanding at September 25, 1998 and excludes certain outstanding options, warrants and other rights to acquire our common stock.

     If we sell enough shares to generate sufficient proceeds to consummate the acquisition of the digital video disc and laserdisc retail sales business of Ken Crane's Magnavox City, Inc., we will use the proceeds to pay all amounts due upon the closing of such acquisition and for general corporate and working capital purposes. If we do not sell enough shares and are unable to find alternative financing to generate sufficient proceeds to consummate the acquisition, we will use the proceeds to seek additional DVD distribution rights, potentially to develop our own web site for retail sales of DVDs and LDs and for general corporate and working capital purposes.

     Our Nasdaq National Market Symbol is "DISK."

                 Summary Financial Information

     We have derived the following summary historical and pro forma consolidated financial data from: (i) our fiscal year-end audited financial statements for the fiscal years ended March 31, 1994 through 1998, (ii) our unaudited financial statements for the three months ended June 30, 1997 and 1998, and (iii) our unaudited pro forma consolidated financial statements, which take into account the completion of the acquisition and this offering. Operating data for the three months ended June 30, 1998 is not necessarily indicative of results for the entire year. You should read this summary information along with the Selected Historical and Pro Forma Financial Information and the Unaudited Pro Forma Consolidated Financial Statements included later in this prospectus, as well as all of the financial information described above. You should also consider the information in the Management's Discussion and Analysis of Financial Condition and Results of Operations
section in the Annual Report and in the Quarterly Report.


================================================================================
================================================
Operating Data (in thousands, except per share data)            Three months
ended
                                        June 30,
Fiscal year ended March 31,                                                  ---
------------------    ----------------------------------------------------------
-------------
                                                            1998
                                   1998        1997       Pro Forma<1>    1998
1997        1996       1995      1994
                                 ---------  ---------    -----------   ---------
---------   ---------   -------   ----------
Net sales                        $17,140    $16,902       $84,193      $75,516
$85,650     $95,086     $85,591   $65,578
Income (loss) before
extraordinary item                   205       (191)       (9,826)      (9,581)
972       7,599       7,530     3,739

Extraordinary item, net of taxes     -          -             -            -
(127)<2>     -        (1,219)<2>  (378)<2>
Net income (loss)                $   205       (191)       (9,826)     $(9,581)
$845      $7,599      $6,311    $3,361

Balance Sheet (in thousands)
                                     As of June 30,
As of March 31,                                                  ---------------
------    ----------------------------------------------------------------------
-
                                                            1998
                                   1998        1997       Pro Forma<1>    1998
1997        1996       1995      1994
                                 ---------  ---------    -----------   ---------
---------   ---------   -------   ----------
Total assets                     $35,541    $43,078       $43,430      $33,781
$46,448     $39,406     $33,491   $42,526

Total liabilities                 26,598     25,014        25,930       25,116
28,397      18,880      16,818    31,412

Net shareholders' equity           8,943     18,064        17,500        8,665
18,051      20,526      16,673    11,114
================================================================================
================================================

<1>   As  adjusted to account for the sale of  all  2,400,000
      shares offered, the application of the estimated net proceeds and the Acquisition. Based on the Company's fiscal year ended March 31, 1998 and the 12 months ended June 30, 1998 of the business being acquired. See our Unaudited Pro Forma Consolidated Financial Statements and the notes thereto beginning on page F-2 of this prospectus.

<2>   Extraordinary item is composed of costs associated with
      early retirement of debt, net of related taxes of $56,000, $34,000, and $10,000 for fiscal 1997, 1995 and 1994, respectively.

                          RISK FACTORS

     The shares of common stock being offered involve a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before you buy shares of our common stock:

Risks Associated with the Company and this Offering

     No Obligation to Sell Minimum Number of Shares; Potential Inability to Complete the Acquisition. MDB Capital Group LLC (the "Placement Agent") has agreed to use its best efforts to sell up to a maximum of 2,400,000 shares on our behalf, but has not committed to purchase or sell any minimum number of shares. The Placement Agent is not required to sell any specific number or dollar amount of shares. We cannot assure you that the Placement Agent will be able to sell a sufficient number of shares on our behalf to allow us to complete the acquisition of the digital video disc and laserdisc retail sales business of Ken Crane's Magnavox City, Inc. (the "Acquisition"). If the Placement Agent does not sell a sufficient number of shares to allow us to complete the Acquisition, we will be unable to complete the Acquisition unless we can raise additional funds to finance the Acquisition. We cannot assure you that we will be able to raise additional funds other than those generated by this offering.

     Use of Proceeds if We Do Not Complete the Acquisition. If we do not sell enough shares or otherwise raise sufficient funds to complete the Acquisition, we will use the net proceeds from this offering to seek additional exclusive DVD distribution rights and potentially to develop our own web site for the retail sale of LDs and DVDs directly to the public. The development of such a web site would require an investment of significant resources to acquire suitable computer systems, acquire or develop appropriate software, market the web site and undertake other matters to establish the web site. We cannot assure you that we will be able to establish a web site that would successfully compete with existing or future competitors in the LD and DVD retail sales business. See "-Risks Associated with the KC Web Site and Retail Sales over the Internet" below for a discussion of additional risks involved with developing and maintaining a web site for retail sales of LDs and DVDs. See "-Dependence on Certain Program Suppliers and Vendors" and "-Competition for DVD Rights and Distribution" below for a discussion of additional risks associated with the Company's program suppliers and distribution rights.

     Lenders' Consents Required to Complete the Acquisition; Purchase Agreement Termination Date. We cannot close the Acquisition unless our lenders consent to the Acquisition. We believe that our lenders will only consent to the Acquisition if we raise sufficient funds to provide us with additional working capital to fund continued operations after the Acquisition is completed. We cannot assure you that these lenders will, in fact, consent to the Acquisition regardless of the amount of funds that we raise. In addition, if the closing of the Acquisition has not occurred before January 15, 1999, each of the parties has the right to terminate the transaction.

     Liquidity and Capital Resources. Because of certain developments during the second half of fiscal 1997 and the first quarter of fiscal 1998, we became concerned that our then-current sources of working capital may have been insufficient to fund working capital requirements in fiscal 1998. In September 1997, we raised additional capital through a private financing which we believe successfully alleviated our short-term liquidity constraints. We believe that the proceeds we will receive from this offering, together with our existing resources and anticipated cash flows from operations, will be sufficient to satisfy our working capital requirements for at least 12 months following this offering. However, we cannot assure you that such proceeds, resources and anticipated cash flows will be sufficient or that we will not require additional financing within that time period. If we do not have working capital sufficient to satisfy our requirements, we may seek to raise additional funds through public or private financing or other arrangements. Any additional equity financing may be dilutive to shareholders. We cannot assure you that we would be able to raise capital on terms to our satisfaction. If we are unable to raise capital when needed, our business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources" in our Annual Report for additional information about our liquidity and capital resources.

     Integration of New Business and Employees. We will face significant risks and challenges when we attempt to integrate the operations of the business we have agreed to acquire in the Acquisition (the "Acquired Business") with ours. In addition to dealing with the challenges of integrating computer systems, we will need to integrate approximately 50 employees, including five managerial employees, into our work-force. We will also need to combine infrastructure and services to efficiently support the newly combined businesses. We expect to incur considerable expenses in the near future in connection with the integration of the Acquired Business and cannot assure you that we will be able to successfully integrate the systems, employees and other resources of the Acquired
Business.

     Dependence on Certain Program Suppliers and Vendors.
We receive a significant amount of our revenues from the distribution of those LDs and DVDs for which we have exclusive agreements with program suppliers. For the fiscal year ended March 31, 1998, approximately 75.3% of our net sales were from titles covered by exclusive arrangements.
We cannot assure you that we will be able to renew these exclusive rights as the existing agreements with each program supplier expire. In addition, we cannot assure you that our current program suppliers will continue to license titles to us on the current terms or that we will be able to establish new program supplier relationships to ensure acquisition of titles in a timely and efficient manner or on an exclusive basis. If we cannot maintain relationships with our program suppliers, on an exclusive basis or otherwise, we could suffer a material adverse effect on our business, prospects, financial condition and results of operations.

     Competition for LD Rights and Distribution. We compete directly with Pioneer and other independent licensees for LD distribution rights. Pioneer licenses and distributes LDs and has exclusive LD output license agreements with Paramount and Universal. We also compete with LD sub-distributors and Columbia/TriStar, which sells its own programming directly to retailers and to other distributors in addition to its sales to us. We expect to continue to be able to purchase LD titles on a wholesale basis from Columbia/TriStar but we cannot assure you that we will continue to be able to do so if Columbia/TriStar elects to sell direct, increase the number of entities distributing its programming or limit our access to programming. We cannot assure you that we will be able to continue to secure LD license and distribution rights on terms acceptable to us.

     Competition for DVD Rights and Distribution. Given the relative newness of the DVD format and its uncertain position in the home video software market, none of the major motion picture studios has granted exclusive licenses for its new releases and most popular catalogue titles. Instead, the major motion picture studios sell this programming directly to retailers, other distributors and us. Given that DVD is positioned to become a replacement for VHS (although it remains to be seen whether this will occur), we also compete with independent licensing and distribution entities from the VHS sector of the home video market. This is different from the LD market (which is a confirmed niche market) in which we face licensing and distribution competition from significantly fewer sources. We cannot assure you that we will be able to continue to secure DVD license and distribution rights on terms acceptable to us. We expect to be able to purchase DVD titles on a wholesale basis from all participating program suppliers for sale to our customers but we cannot assure you that we will be able to continue to do so if DVD program suppliers elect to sell direct, increase the number of entities distributing their programming or limit our access to their programming.

     Competition from Other Forms of Home Video
Entertainment. Both the LD and DVD formats compete with other forms of in-home entertainment, such as VHS, network, syndicated, cable and pay-per-view television and home satellite systems. The LD and DVD formats also compete with new and emerging technologies in the entertainment industry, such as entertainment programming on the Internet, video-on-demand, high-definition television, digital videotape and optical discs with greater storage capacity. For example, several recent polls have indicated that the Internet may surpass all forms of home video entertainment as a leisure time activity. These alternate forms of leisure-time entertainment and novel means of video delivery could negatively impact the overall market for LD and DVD sales and us. In addition, emerging technology may allow consumers to download audio or video programming directly to the consumer's home computer from the Internet and store such products on a recordable disc. The development and advancement of such technology into a viable alternative to purchasing LDs or DVDs could have a material adverse effect on our business, prospects, results of operation and financial condition.

     New Distribution Facility. We have expended significant time, capital and other resources to construct a new automated distribution facility in Las Vegas, Nevada. Although we currently expect the distribution center to be operational by November 1998, we cannot assure you that it will actually become operational at that time or that the automated systems will operate as planned without delay.
Any delay in the opening of the distribution facility and any inability to correct problems that arise with the facility's automated systems could have a material adverse effect on our business, prospects, results of operations and financial condition.

     Ability to Sustain LD Business During Transition Period Caused by DVD. We cannot assure you that we will be able to sustain our core LD business until a transition can be made to DVD, if ever, or that LD program suppliers and LD hardware manufacturers will continue to support the LD format during the transition period. If we can successfully maintain our LD business during such a transition period, we cannot assure you that we will be able to license and distribute DVD programming with the same success we have experienced in the LD market, either generally or with the selection and pricing margins we currently offer our customers.

     Growth of the DVD Market. We believe that the lack of mass market acceptance of DVD is principally due to the following factors: (i) the lack of a consumer-priced recordable DVD player, (ii) the lack of an established rental market, (iii) consumer confusion regarding the features, availability and potential of the format, (iv) the large number of titles currently available on LD, and (v) potential competition from the "DIVX" DVD format (see "Management's Discussion and Analysis of Financial Condition and Results of Operations-General-Potential Competing Format to DVD" in our Annual Report for a discussion of the "DIVX" DVD format). All of these factors could impede the growth and acceptance of DVD. We cannot assure you that a rental market will develop or that a consumer-priced recordable DVD player (which could lead to greater mass-market appeal) will be available in the future. In addition, we cannot assure you that studios and program suppliers will release a wide variety of release and catalogue DVD titles to increase availability and therefore the appeal of the DVD format.

     LD/DVD Production and Replication. We expect to be able to continue using various outside vendors to author, compress and replicate marketable DVD titles for release under our exclusive DVD license agreements. Despite LD's decline, we also believe that we will be able to use several outside manufacturing facilities to replicate our LD products. However, we cannot assure you that our vendors will continue to provide such services at the same or higher level of quality and quantity, or that we will be able to access or afford alternative vendors for such services.

     Seasonality and Variability. We have generally experienced higher sales of LDs and DVDs in the quarters ended December 31 and March 31 due to increased consumer spending associated with the year-end holidays and because most sales of a title occur in the first few months after its release. In addition to seasonality issues, other factors have contributed to variability in our LD and DVD net sales on a quarterly basis. These factors include: (i) DVD's negative impact on LD sales; (ii) the popularity of titles in release during the quarter; (iii) our marketing and promotional activities; (iv) our rights and distribution activities; (v) the extension, termination or non-renewal of existing license and distribution rights; and (vi) general economic changes affecting the buying habits of our customers, particularly those changes affecting consumer demand for LD and DVD hardware and software.

     Volatility of Stock Price. The price of our common stock has historically fluctuated based on many factors. These factors include our operating results and financial condition, the perception of the value of our LD and DVD offerings, overall stock market conditions and the market for similar securities. In recent months, the volatility of our stock price has been even higher. See "Price Range of Common Stock" beginning on page 15 of this prospectus for additional information regarding the price range of our common stock.

     Dependence on Key Personnel. Our success greatly depends on the efforts of our executive management, including the President and Chief Executive Officer, Chief
Financial Officer, Chief Administrative Officer and General
Counsel, and Senior Vice President of Sales, Marketing and

Operations. In addition, our ability to operate the Acquired Business successfully will significantly depend on the services and contributions of Ken Crane, Jr., to whom we will make a one-time payment of $1.5 million upon the closing of the Acquisition. Although we will enter into an employment agreement with Ken Crane, Jr. upon the closing of the Acquisition, we cannot assure you that Ken Crane, Jr. will continue his employment for any specified period of time or that the success he enjoyed operating an independent company can be matched. Our business and operations may be adversely affected if one or more key executives or if Ken Crane, Jr. were to leave.

     Shares Eligible for Future Sale. As of September 25, 1998, there were outstanding options, warrants and rights to purchase or acquire 2,767,437 shares of our common stock, including 2,566,534 that are exercisable within 60 days after such date. As of such date, Image Investors Co., our largest shareholder, had demand registration rights and piggyback registration rights (not applicable to this offering) relating to 4,696,378 shares of our common stock owned by it. See "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and "Description of Capital Stock" below for additional information regarding registration rights. Sales of substantial amounts of our common stock in the public market after this offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices.

     Immediate and Substantial Dilution. You will incur immediate and substantial dilution of $2.50 per share (assuming that all 2,400,000 of the shares being offered are sold at an offering price of $3.50 per share). If any outstanding options, warrants or rights to purchase our common stock are exercised, you will incur additional dilution. See "Dilution."

Risks Associated with the KC Web Site and Retail Sales over the Internet

     One of our principal business objectives is to increase our direct-to-consumer sales. To that end, we have recently agreed to acquire the Acquired Business, which includes the "kencranes.com" site on the World Wide Web (the "KC Web Site"). If the Acquisition is not completed, we intend to establish our own web site for the retail sale of DVDs and LDs. In either case, we will face the risks described below in operating a retail sales business over the Internet. If we do not complete the Acquisition and instead develop a new web site for retail sales, we will also face the risks described under the heading "Risks Associated with the Company and this Offering - Use of Proceeds if We Do Not Complete the Acquisition" on page 3 above.

     Competition in the Internet Commerce Industry. The market for commerce over the Internet is new, rapidly evolving and intensely competitive. We expect this competition to intensify in the future due in part to the minimal barriers to entry and the relatively low cost to launch a new web site. We will compete with a variety of other companies for sales of LDs and DVDs over the Internet. Some of these competitors can devote substantial resources to Internet commerce in the near future. The KC Web Site will also compete with traditional retailers of LDs and DVDs, including mail-order houses and video clubs.

     We believe that the principal competitive factors we will face in selling LDs and DVDs through the KC Web Site are brand recognition, selection, availability, price, effectiveness of advertising, customer service, technical expertise, convenience, accessibility, quality of search tools, quality of editorial and other site content and reliability and speed of fulfillment. Many of the current and potential competitors of the Acquired Business have large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, some competitors may be able to obtain merchandise from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote more resources to web site and systems development than we can. The KC Web Site could suffer reduced operating margins and market share and brand recognition based on increased competition. We cannot assure you that the KC Web Site will be able to compete successfully against current or future competitors.

     Rapid Technological Change. The technology used in the Internet commerce industry changes rapidly. This rapid change results in the availability of many new products and services, new industry standards and frequent changes in user and customer requirements and preferences. The success of the KC

Web Site will depend, in part, on our ability to:
(i) license leading technologies useful in the Internet sales business, (ii) enhance the KC Web Site's existing services, (iii) develop new services and technology that address the increasingly sophisticated and varied needs of our customers, and (iv) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. We cannot assure you that we will successfully use new technologies effectively or adapt the KC Web Site or the systems of the Acquired Business to customer requirements or emerging industry standards.

     Dependence on Continued Growth of Internet Commerce. Potential future revenues and profits from sales over the Internet substantially depend on the widespread acceptance and use of the Internet as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the World Wide Web, the Internet and other on-line services is a recent phenomenon. For the KC Web Site to be successful, consumers who have historically used traditional means of commerce to purchase merchandise must accept and utilize novel ways of conducting business and exchanging information. We cannot assure you that acceptance and use of the Internet and World Wide Web will continue to develop or that a sufficiently broad base of consumers will adopt and use the Internet and World Wide Web as a medium of commerce.

     If the Internet and other on-line services continue to experience significant growth in the number of users, the frequency of use or bandwidth requirements, the infrastructure for the Internet could be affected by capacity constraints. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of service activity. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and could adversely affect usage of the Internet. Our business, prospects, financial condition and results of operations could be materially adversely affected if use of the Internet does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet does not effectively support growth that may occur, or if the Internet does not become a viable commercial marketplace.

     Internet Commerce Security Risks. Secure transmission of confidential information over public networks is a significant barrier to Internet commerce. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise the security measures we employ to protect customer transaction data. In addition, concerns over the security of transactions conducted on the Internet and the privacy of users in general may inhibit the growth of Internet commerce. To the extent that our activities or the activities of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate security-related problems and we cannot assure you that our security measures will prevent security breaches. Any compromise of our security systems could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

     Capacity Constraints; Risks Associated with System Development. A key element of our business strategy is to generate a high level of use of the KC Web Site. We believe that the satisfactory performance, reliability and availability of the KC Web Site and the related transaction-processing systems and network infrastructure will be critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. Accordingly, if the Acquisition is completed, we plan to upgrade or replace all of the systems that currently operate the KC Web Site and to integrate such systems with the new distribution facility. The upgrade and/or replacement of the systems may require substantial amounts of capital investment. We cannot assure you that we will be able to find sources for such capital on terms suitable to us. Any inability on our part to work out any technical problems in the upgrade or replacement of the KC Web Site's transaction-processing systems or the distribution center integration in a timely manner could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Even if we are able to develop adequate transaction-processing systems and to integrate the KC Web Site with the distribution center in a timely manner, periodic system interruptions may occur on the

KC Web Site. While we believe that we will be able to upgrade or install new hardware and software that will be sufficient to accommodate the anticipated traffic on the KC Web Site, we cannot assure you that periodic system interruptions will not occur even after the upgrade or installation. Any substantial increase in the volume of traffic on the KC Web Site or the number of orders placed by customers will require us to further expand and upgrade our technology, transaction-processing systems and network infrastructure. In addition, we are dependent upon web browser companies and Internet service providers for access to our products and services. Viewers have experienced and may in the future experience difficulties due to system or software failures or incompatibilities not within our control. Any system interruptions that result in the unavailability of the KC Web Site or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of our product and service offerings and could have a material adverse effect on us.

     Legal Constraints in Operating on the Internet. Federal, state and foreign governmental organizations are currently considering many legislative and regulatory proposals. If a government authority were to adopt laws or regulations that cover Internet-related issues such as user privacy, pricing and characteristics and quality of products and services provided, the growth of the Internet could be adversely affected. This could lead to a decrease in demand for products offered over the Internet, including those that the KC Web Site offers, and could increase the cost of doing business on the Internet. In addition, we do not know how existing laws governing issues such as property ownership, copyright, trade secret, libel and personal privacy will be applied to the rapidly-changing Internet. We could be materially adversely affected by any new legislation or regulation or by the application or interpretation of existing laws to the Internet.

     Year 2000 Compliance with Respect to the KC Web Site. We are aware of the issues associated with the programming code in existing computer systems as the year 2000 approaches. We intend to install year 2000 compliant systems for the KC Web Site when we perform the hardware and software upgrades or replacements described above. However, we cannot assure you that we will be able to successfully install the new systems before the time necessary to avoid year 2000 related problems. In addition, we cannot assure you that the new systems will actually perform adequately when the year 2000 arrives. Because the KC Web Site's systems will depend on other systems that we do not control, any year 2000 compliance problems in such other systems could materially adversely affect the KC Web Site. Any system interruption in the KC Web Site resulting from year 2000 compliance problems could materially adversely affect our business, results of operations, financial condition and prospects.

                         THE COMPANY

     Image Entertainment, Inc. is the largest licensee and wholesale distributor of laserdiscs (LDs) in North America and has distributed a broad range of LD programming since 1983. With the March 1997 introduction of the digital video disc (DVD), a new optical disc format, to the consumer market, the Company began distributing DVD titles on a non-exclusive wholesale basis and shortly thereafter began releasing exclusively licensed DVD programming in June 1997. The Company's DVD sales are a rapidly growing part of its business. For the three months ended June 30, 1998, DVD sales represented approximately 38% of the Company's net sales compared to approximately 8% during the same period in 1997. This is also a percentage increase compared to the Company's fiscal year ended March 31, 1998, during which DVD sales represented approximately 21% of the Company's net sales.

     The Company distributes thousands of titles on LD and over 1,000 titles on DVD. These titles range from feature films and music videos to family, documentary and special interest programming. The Company has exclusive agreements with Disney's Buena Vista Home Video, Playboy Home Video, Twentieth Century Fox Home Entertainment, Warner Home Video, New Line Home Video, Orion Home Video, The Criterion Collection and numerous other program suppliers. These agreements provide the Company exclusive distribution rights to certain LD titles. In addition, the Company has exclusive agreements with Universal (50 titles), Orion (12 titles), Playboy (all output) and numerous other program suppliers granting the Company exclusive distribution rights to certain DVD titles. The Company also distributes LDs and DVDs on a non-exclusive basis. The Company is actively pursuing additional DVD license and distribution rights. Where the Company is unable to secure such rights, it will attempt to purchase and distribute DVD programming on a non-exclusive wholesale basis.

     On August 20, 1998, the Company's wholly-owned subsidiary ("Image/KC") agreed to acquire certain assets and liabilities of the Acquired Business from Ken Crane's Magnavox City, Inc. (the "Seller"). The Acquired Business consists of the KC Web Site, a mail-order catalog business and a lease of an approximately 8,000 square foot retail store located in Westminster, California. The Acquired Business had net sales of approximately $16.9 million for its fiscal year ended July 31, 1998. The Company believes that the Acquisition will enable it to increase its public presence by reaching its customers directly through the KC Web Site. The closing of the Acquisition, currently expected to be completed late in the Company's third fiscal quarter or early in its fourth fiscal quarter, is contingent on the Company raising sufficient funds to make all payments required in connection with the Acquisition. See "Recent Developments-The Acquisition" and "Use of Proceeds." The Acquired Business has historically been one of the Company's largest customers. During the fiscal year ended March 31, 1998, the Company had net sales to the Acquired Business of approximately $8.1 million, representing approximately 10.7% of the Company's net sales during such period. During the fiscal quarter ended June 30, 1998, the Company had net sales to the Acquired Business of approximately $1.6 million, representing approximately 9.4% of the Company's net sales during such period.

     The Company has not paid any cash dividends on its common stock in recent years and does not anticipate that it will pay dividends in the foreseeable future. The Company was incorporated in the State of Colorado in April 1975 as Key International Film Distributors, Inc., adopted its present name in June 1983 and reincorporated into California in November 1989. The Company maintains its executive offices at 9333 Oso Avenue, Chatsworth, California 91311 and its telephone number is (818) 407-9100.

     For additional information concerning the Company, see the Annual Report, the Quarterly Report and the Proxy
Statement delivered concurrently with this prospectus.

                     RECENT DEVELOPMENTS

The Acquisition

     On August 20, 1998, our subsidiary Image/KC agreed to acquire certain assets and liabilities (as described more fully below) of the digital video disc and laserdisc retail sales business of the Seller. The Acquired Business, which sells LDs and DVDs through the KC Web Site, a mail-order catalog and an approximately 8,000 square foot retail store located in Westminster, California, had net sales of approximately $16.9 million for its fiscal year ended
July 31, 1998. The Acquired Business has historically been, and currently is, one of the Company's largest customers. During the fiscal year ended March 31, 1998, the Company had net sales to the Acquired Business of approximately $8.1 million, representing approximately 10.7% of the Company's net sales during such period. During the fiscal quarter ended June 30, 1998, the Company had net sales to the Acquired Business of approximately $1.6 million, representing approximately 9.4% of the Company's net sales during such period. Accordingly, the Company will eliminate all significant intercompany balances and transactions when it consolidates the financial position and results of operations of the Acquired Business with those of the Company. See "Selected Historical and Pro Forma Financial Information" below and "Unaudited Pro Forma Consolidated Financial Statements" beginning on page F-2 of this prospectus.

     The Company believes that the Acquired Business will be able to take advantage of the growing level of commerce conducted over the Internet. Aggregate product sales made over the World Wide Web in 1997 reached approximately $3.4 billion, representing an increase of approximately 216% from 1996. In addition, the Company expects that by March 1999, the KC Web Site will be integrated with the Company's new automated distribution facility in Las Vegas, Nevada (currently expected to open in November 1998), which the Company believes will provide increased efficiency in general, including the ability to fulfill and ship orders quickly. The Company believes this will be a key feature in ensuring customer satisfaction and customer loyalty and that it will ultimately result in increased traffic volume on the KC Web Site and an increased volume of orders.

     In exchange for certain assets of the Acquired Business, the Asset Purchase Agreement dated as of August 20, 1998 between the Seller and Image/KC, as amended (the "Purchase Agreement") requires that Image/KC: (i) pay the Seller $3 million plus 258,370 newly issued shares of common stock, and (ii) assume certain trade payables of the Seller (the amount of which will be offset by the value of certain of the assets acquired), the Seller's obligations under the lease for the Westminster store and certain of the Seller's obligations with its current LD and DVD suppliers. Of the cash portion of the purchase price, $500,000 will be held in escrow for 90 days after the closing and will be paid to the Seller in full only if no claims for indemnity arise prior to the expiration of such 90-day period.

     The assets purchased by the Company include, among other things, all rights to the KC Web Site and the Seller's mail-order business, all leasehold interests (and fixtures and improvements) of the Acquired Business (including the Westminster store), all of the Acquired Business's inventory (other than its inventory of adult entertainment titles), all of the Seller's rights under certain license and distribution agreements, and all of the Seller's intangible property rights as related to the Acquired Business. The Company will also receive an exclusive, irrevocable royalty-free license to use the "Ken Crane's" name and its derivatives in connection with the Acquired Business. The exclusivity provision prohibits the Seller from using or allowing others to use the "Ken Crane's" name in a similar context to that of the Acquired Business.

     In addition, the Purchase Agreement requires that Ken Crane, Jr. execute an employment agreement with Image/KC upon the closing of the Acquisition. Upon doing so, Ken
Crane, Jr. will become the Vice President - General Manager of Image/KC and will receive a one-time signing bonus of $1.5 million (which the Company will record as a general and administrative expense at the time incurred). Ken Crane, Jr. has over 13 years of experience in the optical disc retail sales business and has been primarily responsible for building the Acquired Business. Ken Crane, Jr.'s employment agreement will be for a term of five years, renewable by Image/KC for up to two additional one-year terms, and will provide for him to receive a salary of $150,000 per year
(with 5.0% cumulative annual increases) and a bonus equal to the sum of (i) 0.40% of annual net revenues of Image/KC plus
(ii) 5.0% of Image/KC's pre-tax profits (which will be determined by adjusting the operating income of Image/KC
(after any extraordinary items, as defined) to reflect particular income and/or expense items, including, without limitation, inter-company allocations of corporate overhead, as defined) and will also include standard non-compete terms preventing Ken Crane, Jr. from competing with Image/KC during the term of his employment. Ken Crane, Jr. will oversee day-to-day management of the retail sales business of Image/KC. Pursuant to consulting agreements to be executed with Image/KC, which will include standard confidentiality and non-compete terms during the term of the agreements, Pamela Crane and Casey Crane, the sister and brother of Ken Crane, Jr., will also each receive payments totaling $250,000 (which will be paid half at closing and half in January 1999) for their consulting services pursuant to consulting agreements that include confidentiality and non-compete provisions.

     The Purchase Agreement grants the Seller an exchange right with respect to the common stock being issued to the Seller in the event that the Company, through a subsidiary, undertakes an underwritten, registered public offering of the stock of a company that owns the assets of the Acquired Business within one year after the closing of the Acquisition. In that event, the Seller would have the right, subject to applicable legal limits and conditioned upon the closing of such offering, to exchange up to 50% of the shares of common stock acquired by the Seller upon the closing of the Acquisition, for shares of such company based on a pricing formula established in the Purchase Agreement.

     The Purchase Agreement includes standard representations and warranties by the Seller regarding the Acquired Business and mutual indemnification obligations of the parties, as well as standard closing conditions (including obtaining the consent of certain of the Company's lenders and the Company's raising sufficient funds to make all required payments in connection with the Acquisition). In addition, the Seller has agreed not to compete with the Company for a period of five years after the date of the closing of the Acquisition in certain locations.

     The Seller, d/b/a Ken Crane's Home Entertainment, is a family run business which was founded by Charles K. Crane. Charles K. Crane, the father of Ken Crane, Jr., has managed the business, either directly or through a family trust, since its inception. The Seller's primary business has traditionally consisted of retail sales of home video and audio equipment through its hardware division. Ken Crane, Jr. has been involved in the family business since 1972, and in 1985 began selling laserdiscs to the public and established the Acquired Business. Since that time, Ken Crane, Jr. has been primarily responsible for the management of the Acquired Business, overseeing its growth into its current status as a retail seller of laserdiscs and digital video discs through the various channels described above.

New Board Member

     On September 11, 1998, the Company's shareholders elected M. Trevenen Huxley, 46, to serve as a director of the Company. Mr. Huxley's election filled the vacancy created when Mr. Russ Harris passed away on July 31, 1998. In 1990, Mr. Huxley co-founded Muze, Inc., a provider of digital information about music, books and movies. From 1992 to March 1998, Mr. Huxley served as the President and Chief Executive Officer of Muze, Inc. and is currently its Executive Vice President for Business Development. Mr. Huxley is also a member of Muze, Inc.'s Board of Directors. Muze, Inc. is a closely-held corporation which is controlled by John W. Kluge. Stuart Subotnick also owns a minority interest in Muze, Inc. Messrs. Kluge and Subotnick, through Image Investors Co., are also the largest shareholders of the Company.

Adoption of 1998 Incentive Plan

     The Company's shareholders approved the Image Entertainment, Inc. 1998 Incentive Plan at the Annual Meeting of Shareholders held on September 11, 1998. For a description of the material provisions of the 1998 Incentive Plan, see "Proposal 2-Approval of 1998 Incentive Plan" beginning at page 16 of the Company's Proxy Statement delivered with this prospectus. The complete text of the 1998 Incentive Plan has been filed as an exhibit to the electronic version of the Proxy Statement and can be reviewed on the Commission's web site at http://www.sec.gov.

New Employment Agreements for Management

     The Company plans to confirm new employment agreements during October 1998 with each of Martin Greenwald, Cheryl Lee, Jeff Framer and David Borshell, which agreements would be effective from July 1, 1998 and would remain effective for a term of two years (subject to evergreen annual extensions thereafter absent at least six months advance notice of termination by either the Company or the executive). In addition to the salary, bonus, allowance and stock award amounts described in the Proxy Statement, the new employment agreements provide for different benefits upon a termination of employment. Such benefits vary depending upon the reason for the termination and when it occurs. (Capitalized terms used but not defined below have the meanings assigned to them in the employment agreements.)

     If an employment agreement is terminated prior to the expiration of the Term and prior to a Change in Control "Without Cause" (which generally means for any reason other than (a) death or disability, (b) for Cause or (c) a voluntary termination), the executive will continue to receive base salary (and, for Mr. Greenwald, allowances) and bonus compensation earned, certain fringe benefits (including medical, dental, short and long-term disability and life insurance), and any options and other stock-based awards consistent with the terms of the awards (collectively, the "Aggregate Compensation"), through the remainder of the Term. The executive will also receive severance benefits consisting of an additional six months continuation of salary and insurance and a pro rata portion of any bonus payable for six months or for any partial fiscal year that has occurred prior to the expiration of the Term, whichever is greater (the "Severance Benefits"). If the employment agreement is terminated prior to the expiration of the Term but upon or after a Change in Control
(1) for any reason other than (a) death or disability, (b) for Cause or (c) a voluntary termination (other than a termination for Good Reason), or (2) by the executive for "Good Reason" (which generally includes a material reduction in duties, status, compensation or benefits, a material breach by the Company, or a forced relocation), the executive will be entitled to the Aggregate Compensation for the longer of one year after the termination or through the expiration of the Term, plus the Severance Benefits.

     In addition, all unvested existing options granted to the executive will immediately vest if the agreement is terminated by the Company "Without Cause", or by the executive for "Good Reason" after a Change in Control. Any unvested portion of the executive's Restricted Stock Unit
Award that has not expired will vest immediately if the agreement is terminated by the Company "Without Cause" within one year after a Change in Control, or less than three months prior to and in express anticipation of an announced Change in Control, but not earlier than December
6, 1998.

Legal Proceedings

     On July 31, 1998, the Company filed a complaint in the United States District Court for the Central District of California, Western Division (Case No. CV 98-6203 KMW BQRx), against PolyGram Video, a division of PolyGram Records, Inc., PolyGram N.V., and The Seagram Company, Ltd. (the "Federal Court Action"). The complaint relates to a dispute concerning, among other things, PolyGram Video's obligations under a December 23, 1996 license agreement with the Company. The Company has alleged causes of action for fraud, recision of written contract, breach of contract, interference with contract, and unfair business practices.

     The complaint in the Federal Court Action seeks general damages of $3 million for fraud, complete recision of the 1996 license agreement, and recovery of unrecouped advances in the approximate amount of $2.4 million. In the alternative, the complaint seeks damages of $6 million for breach of contract and interference with contract, and injunctive relief prohibiting the acquisition of PolyGram N.V. by Seagram, or the sale of all or any part of PolyGram film divisions to finance such acquisition, as a violation of certain provisions of the license agreement. The Company also seeks to recover punitive damages, prejudgment interest, attorney's fees and costs of suit.

     After being served with the complaint in the Federal
Court Action, PolyGram Records filed a separate suit against the Company in the United States District Court for the Southern District of New York (Case No. 98 Civ. 6025 (JGK)) seeking $3 million plus attorney's fees and costs of suit for the Company's alleged breach of the 1996 license agreement. The Company presently intends to prosecute the Federal Court Action to the fullest extent possible and to vigorously defend the separate action filed by PolyGram Records.

                       USE OF PROCEEDS

     If the Company sells all 2,400,000 shares of its common stock being offered, the net proceeds to the Company from such sale are estimated to be approximately $7.2 million (assuming an offering price to the public equal to $3.50 per share, the closing price of the Company's common stock on October 7, 1998). The Company intends to use $5 million of the net proceeds to make the payments required to be made upon the closing of the Acquisition, including $3 million to the Seller, $1.5 million to Ken Crane, Jr. upon the execution of his employment agreement and $250,000 to each of Pamela Crane and Casey Crane for consulting services to be rendered to Image/KC. Additional net proceeds will be used for general corporate and working capital purposes.

     If the Company does not receive net proceeds from this offering and from alternative financing sources to raise funds in an amount sufficient to close the Acquisition, the Company intends to use the net proceeds to seek additional
DVD distribution rights, potentially to develop a web site for retail sales of DVDs and LDs and for general corporate and working capital purposes.

                          DILUTION

     As of June 30, 1998, the net tangible book value of the Company was approximately $8,943,000 or approximately $0.66 per share of common stock. Net tangible book value per share is equal to the Company's total tangible assets (total assets less intangible assets) less total liabilities divided by the 13,533,139 shares of common stock outstanding at June 30, 1998. Without taking into account any other changes in such net tangible book value after June 30, 1998, but giving pro forma effect to the Acquisition and the sale by the Company of all 2,400,000 shares of common stock being offered (based on the estimated net proceeds discussed under "Use of Proceeds" and after deducting fees and other estimated expenses payable by the Company in connection with the Acquisition, including non-recurring compensation and consulting payments to Ken Crane, Jr., Casey Crane and Pamela Crane aggregating $1,960,000 net of income tax effect), the net tangible book value of the Company at June 30, 1998, would have been approximately $16,183,000 or $1.00 per share. This represents an immediate increase in the net tangible book value of approximately $0.34 per share to the existing shareholders, and an immediate dilution of approximately $2.50 per share to the investors in this offering, as illustrated below. The following table does not give effect to the exercise of options, warrants and rights outstanding as of June 30, 1998 to purchase a total of 2,620,627 shares of common stock.

                 Pro Forma Dilutive Impact as of June 30, 1998 <1>
-----------------------------------------------------------------------------

Offering price per share of common stock                                $3.50
Net tangible book value per share of common stock before
this offering (as of June 30, 1998)                            $0.66
Increase per share of common stock attributable to new
investors                                                      $0.34
Pro forma net tangible book value per share of common stock
after this offering and the Acquisition                        $1.00
Dilution per share of common stock to new investors                     $2.50
-----------------------------------------------------------------------------

<1>  Calculated without taking into account any changes in
     the Company's net tangible book value after June 30, 1998 except for giving pro forma effect to the Acquisition (including non-recurring compensation and consulting payments to Ken Crane, Jr., Casey Crane and Pamela Crane aggregating $1,960,000 net of income tax effect) and the Company's sale of all 2,400,000 shares of common stock at an assumed offering price of $3.50 per share, the closing price of the Company's common stock on October 7, 1998. See "Unaudited Pro Forma Consolidated Financial Statements" beginning on page F-2 of this prospectus.

                       CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company at June 30, 1998 and (ii) the pro forma capitalization of the Company at June 30, 1998 as adjusted at that date to give effect to the Acquisition, the sale of the shares being offered (hypothetically assuming that all 2,400,000 shares are sold or that only 1,000,000 shares are sold at an assumed offering price of $3.50 per share, the closing price of the Company's common stock on October 7,
1998), and the application of the estimated net proceeds to be received from this offering. See "Use of Proceeds" above, "Unaudited Pro Forma Consolidated Financial Statements" beginning on page F-2 of this prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the financial statements and related notes included in the Annual Report and the Quarterly Report.

========================================================================================
========================================

At June 30, 1998
                                                                  ----------------------
----------------------------------------


As Adjusted           As Adjusted

(maximum)            (1,000,000
                                                                         Actual
offering<1>            shares)<2>
                                                                        ---------
--------------          -----------

(in thousands)
                           Total Indebtedness
    Revolving Credit Facility                                             $1,459
$1,459                  $1,459
    Construction Credit Facility                                           3,174
3,174                   3,174
    Distribution Equipment Lease Facility                                    526
526                     526
    Convertible Subordinated Note Payable                                  5,000
5,000                   5,000
    Note Payable                                                           1,350
1,350                   1,350

Shareholders' Equity
    Preferred Stock, $1 par value, 3,365,385 shares
        authorized; no shares issued and outstanding                         -
-                       -
    Common Stock, no par value, 25,000,000 shares authorized;
        13,533,139 issued and outstanding at June 30, 1998;
        16,191,509 issued and outstanding as adjusted for the
        maximum offering and the Acquisition; 14,533,139 issued
        and outstanding as adjusted for the sale of 1,000,000 Shares        and assuming
that the Acquisition is not completed<3>             17,837              27,037
20,627Additional paid-in capital                                                 3,064
3,064                   3,064
(Accumulated Deficit)                                                    (11,958)
(13,918)                (11,958)
                                                                        ---------
--------------             -----------

Net Shareholders' Equity                                                   8,943
16,183                  11,733
---------       --------------             -----------
Total Capitalization                                                     $20,452
$27,692                 $23,242
=========       ==============             ===========

========================================================================================
========================================

<1> As adjusted to give effect to the Acquisition
    (including non-recurring compensation and consulting payments to Ken Crane, Jr., Casey Crane and Pamela Crane aggregating $1,960,000 net of income tax effect), the Company's sale of all 2,400,000 shares of common stock being offered at an assumed offering price of $3.50 (the closing price of the Company's common stock on October 7, 1998) and the application of the estimated net proceeds therefrom.
<2> As adjusted to give effect to the Company's sale of
    1,000,000 shares of common stock being offered at an assumed offering price of $3.50 (the closing price of the Company's common stock on October 7, 1998) and the application of the estimated net proceeds therefrom and assuming that the Company is unable to complete the Acquisition.
<3> Excludes shares reserved for issuance under any plan,
    option or other right.

                 PRICE RANGE OF COMMON STOCK

     The Company's common stock is traded on the Nasdaq
National Market System under the symbol "DISK" and has been included on the Nasdaq National Market System since
February 19, 1991. The following table sets forth the high and low closing prices for the Company's common stock as reported on the Nasdaq National Market System since the beginning of the Company's 1997 fiscal year.

     Quarter Ended                        High     Low
     -------------                        ----     ----
     Fiscal Year 1999
          September 30, 1998             10.00      3.25
          June 30, 1998                   7.50      3.313

     Fiscal Year 1998
          March 31, 1998                  4.375     3.00
          December 31, 1997               4.875     3.1875
          September 30, 1997              4.125     3.00
          June 30, 1997                   4.375     3.3125

     Fiscal Year 1997
          March 31, 1997                  5.125     3.375
          December 31, 1996               5.125     3.00
          September 30, 1996              6.00      4.75
          June 30, 1996                   7.9375    5.875

   SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

     The selected historical financial data of the Company presented below as of and for the years ended March 31, 1994 through 1998 are derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The summary historical financial data of the Company presented below as of June 30, 1998 and 1997 and for the three months ended June 30, 1998 and 1997 are derived from unaudited consolidated financial statements of the Company that, in the opinion of management, contain all necessary adjustments of a normal recurring nature to present the financial statements in conformity with generally accepted accounting principles. The consolidated financial statements of the Company as of March 31, 1998 and 1997 and for each of the years in the three-year period ended
March 31, 1998 and the independent auditors' report thereon are contained in the Company's Annual Report. The consolidated financial statements of the Company as of June 30, 1998 and for the three months ended June 30, 1998 and 1997 are contained in the Company's Quarterly Report. Operating data for the three months ended June 30, 1998 is not necessarily indicative of results for the entire year.

     The summary unaudited pro forma operating data of the Company for the fiscal year ended March 31, 1998 is derived from the Unaudited Pro Forma Consolidated Financial Statements included in this prospectus beginning on page F-2 and reflects adjustments to the summary historical operating data of the Company to give effect to this offering, the estimated net proceeds to be received from this offering and the Acquisition. The summary pro forma operating data is not necessarily indicative of either future results of operations or the results that would have occurred if this offering and the Acquisition had been consummated on the indicated dates. The following financial information should be read along with this Selected Historical and Pro Forma Financial Information: (i) the Company's Unaudited Pro Forma Financial Statements and related notes, (ii) the information included under the heading "Capitalization," and (iii) the historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Annual Report and the Quarterly Report.

================================================================================
==============================================
Operating Data (in thousands,      Three months endedexcept per share data)
June 30,                                 Fiscal year ended March 31,
---------------------   --------------------------------------------------------
--------------
                                                            1998
                                   1998       1997      Pro Forma<1>     1998
1997        1996       1995      1994
                                 ---------  ---------   ------------   ---------
---------   ---------   -------   ---------
Net sales                        $17,170    $16,902     $84,193        $75,516
$85,650     $95,086     85,591    65,578
Operating costs and expenses      16,773     16,936      93,528
84,605<2>   83,399<3>   86,926     77,851    60,576
Operating income (loss)              367        (34)     (9,335)        (9,089)
2,251       8,160      7,740     5,002
Interest expense                    (176)      (203)       (662)          (662)
(415)       (155)    (1,184)   (2,336)
Interest income                       25         46         118            118
231         337        518       487
Other expense                        -          -           -              -
(662)<4>     -          -         -
Amortization of deferred
financing costs                      -          -           -              -
-           -         (111)     (270)
Net gain on insurance settlement     -          -           -              -
-           -          742       960
Income (loss) before income taxes
and extraordinary item               216       (191)     (9,879)        (9,633)
1,405       8,342      7,705     3,843
Income tax (expense) benefit          11        -            53             52
(433)       (743)      (175)     (104)
Income (loss) before
 extraordinary item                  205       (191)     (9,826)        (9,581)
972       7,599      7,530     3,739Extraordinary item, net of taxes     -
-           -              -          (127)<5>     -       (1,219)<5>  (378)<5>
Net income (loss)               $    205       (191)     (9,826)       $(9,581)
$845      $7,599     $6,311    $3,361
Income (loss) per share:
   Income (loss) before
   extraordinary item
      Basic                         $.02   $   (.01)    $  (.61)         $(.71)
$ .07        $.56       $.57      $.30
      Diluted                       $.02   $   (.01)       (.61)         $(.71)
$ .07        $.51       $.48      $.26
   Net income (loss)
      Basic                         $.02   $   (.01)    $  (.61)         $(.71)
$ .06        $.56       $.48      $.27
      Diluted                       $.02   $   (.01)       (.61)          (.71)
 .06        $.51       $.40      $.23
   Weighted average number
   of shares outstanding
      Basic                       13,506     13,431      16,129         13,471
13,504      13,569     13,255    12,347
      Diluted                     13,614     13,431      16,129         13,471
13,836      14,802     15,641    14,392

Balance Sheet Data(in thousands)                       As of June 30,
As of March 31                                ---------------------   ----------
------------------------------------------------------------
                                                           1998
                                   1998        1997     Pro Forma<1>     1998
1997         1996       1995       1994
                                 ---------  ---------   ------------   ---------
---------   ---------   -------   ---------
Total assets                     35,541     43,078      43,430         $33,781
46,448      39,406      33,491    42,526
Total liabilities                26,598     25,014      25,930          25,116
28,397      18,880      16,818    31,412
Net shareholders' equity          8,943     18,064      17,500           8,665
18,051      20,526      16,673    11,114
================================================================================
==============================================

<1> As adjusted to account for the sale of all 2,400,000
    shares offered, the application of the estimated net proceeds and the Acquisition. Based on the Company's fiscal year ended March 31, 1998 and the Acquired Business's 12 months ended June 30, 1998. See Unaudited Pro Forma Consolidated Financial Statements and the notes thereto beginning on page F-2 of this prospectus.
<2> Includes non-cash charges of $8,133,000 and $4,246,000
    to reduce the carrying value of the Company's LD inventory to its net realizable value and to provide for estimated losses on LD license and exclusive distribution agreements, respectively. Also includes a non-recurring charge of $825,000 related to the closure of the Company's subsidiary, U.S. Laser Video Distributors, Inc., of which $202,000 is composed primarily of fees and expenses associated with facility lease termination and employee severance payments, and $623,000 (a non-cash charge) is composed of the write-off of unamortized facility leasehold improvements and goodwill.
<3> Includes non-cash charges of $1,964,000 and $1,946,000
    to reduce the carrying value of the Company's LD inventory to its estimated net realizable value and to provide for estimated doubtful accounts receivable, respectively.
<4> Other expense represents a non-recurring charge composed primarily of legal and accounting fees associated with the termination of acquisition negotiations.
<5> Extraordinary item is composed of costs associated with
    early retirement of debt, net of related taxes of $56,000, $34,000, and $10,000 for fiscal 1997, 1995 and 1994, respectively.


                       CERTAIN TRANSACTIONS

     Upon consummation of the Acquisition, Image/KC will pay $3 million in cash to the Seller and will cause the Company to issue 258,370 shares of its common stock to the Seller, of which the Crane Family Trust, dated December 22, 1984 (the "Trust"), a revocable trust, is the sole shareholder. Charles K. Crane, the father of Ken Crane, Jr., is the sole trustee of the Trust. Ken Crane, Jr., Pamela Crane (the sister of Ken Crane, Jr.) and Casey Crane (the brother of Ken Crane, Jr.) are the sole beneficiaries of the Trust. Upon the closing of the Acquisition, Ken Crane, Jr. will execute an employment agreement with Image/KC, will become the Vice President - General Manager of Image/KC and will receive a signing bonus, an annual salary and a bonus based on Image/KC's performance. In addition, Pamela Crane and Casey Crane will each receive payments of $250,000 (half upon the closing of the Acquisition and half in January
1999) for consulting services. See "Recent Developments - The Acquisition" and "Use of Proceeds."

     See "Certain Transactions" in the Company's Proxy
Statement for additional information with respect to related party transactions.

                DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, no par value per share, and 3,365,385 shares of preferred stock, $1 par value per share. As of September 25, 1998, 13,548,959 shares of common stock were outstanding and held of record by approximately 1,667 holders. No shares of preferred stock are issued and outstanding as of the date hereof.

     The following description of the Company's capital stock is a summary of its material terms. It is not complete and is subject in all respects to applicable California law and to the provisions of the Company's Restated Articles of Incorporation ("Restated Articles") and Bylaws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

     Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after the payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. The holders of common stock have cumulative voting rights with respect to the election of directors to the extent provided in Section 708 of the California General Corporation Law. Except as described below, there are no preemptive, subscription, conversion or redemption rights pertaining to the shares of common stock.

     As of September 25, 1998, there were 2,566,534 shares of common stock underlying options, warrants and other conversion rights exercisable within 60 days of such date. Included in such options, warrants and conversion rights are 1,379,310 shares of common stock, subject to anti-dilution adjustments, issuable upon conversion of a $5 million loan made by Image Investors Co. ("IIC") to the Company pursuant to a Credit Agreement (the "Credit Agreement") dated as of September 29, 1997 between the Company and IIC. The Credit Agreement provides IIC with demand and piggyback registration rights with respect to all of such shares of common stock. IIC also has demand and piggyback registration rights with respect to: (i) 3,293,169 shares of common stock beneficially owned by it, and (ii) an additional 23,899 shares of common stock that IIC may acquire upon exercise of certain anti-dilution rights granted to it pursuant to a Stock Purchase Agreement dated as of December 29, 1987, as amended (the "12-29-87 Agreement"). IIC's piggyback registration rights are applicable only when the Company offers shares in a registered offering on behalf of another shareholder of the Company. The 12-29-87 Agreement also provides IIC and certain other investors with anti-dilution protection allowing them to acquire additional shares of common stock of the Company in an amount necessary to maintain their respective percentage ownership interest in the Company. These rights are triggered if, among other things, shares of common stock of the Company are sold for less than 80% of fair market value or rights to purchase common stock for less than 80% of fair market value are sold. According to the Company's records, as of September 25, 1998, these rights apply to shares of common stock amounting to up to approximately 13.3% of the total shares of outstanding common stock. The anti-dilution rights under the 12-29-87 Agreement expire on July 7, 2002. See Note 12 of the Notes to the financial statements in the Company's Annual Report.

     The Company has not paid dividends on its common stock in recent years and does not anticipate that it will pay dividends in the foreseeable future. In addition, the terms of certain of the Company's loan agreements impose restrictions on its ability to pay dividends on its common stock. All of the outstanding shares of common stock are fully paid and non-assessable, and these shares of common stock will be fully paid and non-assessable when issued.

Preferred Stock

     The Company is authorized to issue 3,365,385 shares of preferred stock, $1 par value per share. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, or the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, the Company has no outstanding preferred stock and does not plan to issue any preferred stock.

Anti-Takeover Provisions

     Certain provisions of the Company's Restated Articles and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. The following is a brief summary of these anti-takeover provisions:

     The Restated Articles authorize the Board of Directors to issue and to establish the series, rights, preferences and limitations of up to 3,365,385 shares of preferred stock without shareholder approval.

     The Bylaws limit the ability of persons other than the Board of Directors to call special meetings of the shareholders.

     The Bylaws require that the Board of Directors consist of a minimum of four (4) and a maximum of seven (7) directors. The provision establishing the minimum number of directors may not be amended if the votes cast against such an amendment are equal to or greater than 16-2/3 % of the outstanding shares entitled to vote. No amendment may change the maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one. No reduction of the authorized number of directors has the effect of removing any director before the expiration of such director's term of office.

     The Bylaws require advance notice of nominations, other than by the Board of Directors, for elections of directors.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's common stock is American Securities Transfer & Trust, 938
Quail Street, Suite 101, Lakewood, Colorado 80215.

                    PLAN OF DISTRIBUTION

     The common stock is being offered for sale by the Company on a best efforts basis to a limited number of accredited investors. MDB Capital Group LLC, the Placement
Agent, has been retained pursuant to a Placement Agent
Agreement to act as the exclusive agent for the Company in connection with the arrangement of offers and sales of the common stock on a best efforts basis.

      The Placement Agent is not obligated to, and does not intend itself to, take (or purchase) any of the shares of common stock being offered. The Placement Agent intends to obtain indications of interest from potential investors for the purchase of the shares being offered. The Company intends to request effectiveness of the Registration Statement either (i) when the Placement Agent has received indications of interest for all 2,400,000 shares, or
(ii) if the Placement Agent does not receive indications of interest for all 2,400,000 shares, at such time prior to the termination of this offering as the Placement Agent and the Company deem appropriate. Investors' funds will not be accepted prior to effectiveness of the Registration Statement. Notifications of intentions to purchase and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. Once the shares to be sold have been allocated by the Placement Agent and the Company, investors will receive confirmation of the acceptance or rejection of their indication of interest and trades will be settled on the scheduled closing date, on a delivery versus payment basis for institutional accredited investors through the Placement Agent's clearing firm. Accredited investors other than institutional accredited investors will be required to establish a securities account with the Placement Agent and to settle the transaction on the scheduled closing date. This offering will not continue after December 15, 1998, unless the Company decides to extend it with the Placement Agent's agreement. The Placement Agent reserves the right to withdraw, cancel, modify or reject an order for the purchase of shares in whole or in part for any reason and the Company reserves the right to terminate this offering at any time.

     The offering price for the common stock offered hereby was determined by the Company and the Placement Agent based primarily on the closing price of $____ for the Company's common stock on __________, 1998. In determining the offering price, the Company and the Placement Agent also considered general market conditions, trading volume of the Company's common stock and overall demand for this offering.

     The Placement Agent will receive a commission equal to 8.0% of the gross proceeds received by the Company upon the sale of these securities, except that the commission will be reduced to 4.0% for the sale of shares to Image Investors Co., the Company's largest shareholder, or its affiliates. The Placement Agent may allow to certain dealers who are members of the National Association of Securities Dealers concessions of not in excess of 4.0%. The Company has agreed to pay to the Placement Agent, on a non-accountable basis, 2.0% of the gross proceeds ($168,000 assuming the sale of 2,400,000 shares at $3.50 per share, the closing price of the Company's common stock on October 7, 1998) from the sale of the shares to cover the Placement Agent's out-of-pocket expenses, including, without limitation, counsel fees. The Company has also agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act.

                        LEGAL MATTERS

     The validity of the shares of common stock being offered will be passed upon for the Company by O'Melveny &
Myers LLP, Los Angeles, California. Certain legal matters will be passed upon for the Placement Agent by Resch, Polster Alpert & Berger LLP, Los Angeles, California.

                           EXPERTS

     The financial statements of Image Entertainment, Inc., as of March 31, 1998, and for each of the years in the three-year period ended March 31, 1998, have been incorporated herein by this reference and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated herein by this reference, and upon the authority of said firm as experts in accounting and auditing.

                INDEX TO UNAUDITED PRO FORMA
              CONSOLIDATED FINANCIAL STATEMENTS

                                                           Page
Unaudited  Pro Forma Consolidated Financial Statements     F-2

Unaudited Pro Forma Consolidated Statement of Operations
    for the year ended March 31, 1998                      F-3

Notes to Unaudited Pro Forma Consolidated Statement of
Operations for the year ended March 31, 1998               F-4

Unaudited Pro Forma Consolidated Balance Sheet as of March
31, 1998                                                   F-5

Notes to Unaudited Pro Forma Consolidated Balance Sheet
    as of March 31, 1998                                   F-6

                             -F-1-

    UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial information (the "Pro Forma Financial Statements") of the Company is based upon the historical consolidated financial statements of the Company incorporated by reference herein, adjusted to give effect to the Acquisition and the receipt of proceeds from this offering
(collectively, the "Transactions").

     The Pro Forma Financial Statements were prepared to illustrate the estimated effects of the Transactions. The pro forma adjustments are designed to reflect the following impacts upon the consolidated financial statements: (i) the inclusion of the results of operations of the Acquired Business to the consolidated financial statements of the Company, (ii) the elimination of sales from the Company to the Acquired Business, (iii) the elimination of accounts receivable of the Company and accounts payable of the Acquired Business related to product purchased by the Acquired Business from the Company, (iv) the elimination of profit in ending inventory on hand of the Acquired Business purchased from the Company, (v) the recording of fair value of the assets acquired in the Acquisition and the related goodwill, and the amortization thereon, (vi) the incremental royalty expense resulting from reduced gross margins on certain sales of exclusivity licensed titles sold by the Acquired Business, (vii) the income tax effect of the aforementioned adjustments, and (viii) the effect on shareholder's equity from the issuance of common stock in the Transaction. The Pro Forma Financial Statements do not reflect non-recurring compensation and consulting payments to be made to Ken Crane, Jr. of $1.5 million and to Pamela Crane and Casey Crane of $250,000 each. The payment to Ken Crane, Jr. will be made upon the closing of the Acquisition and an immediate charge to earnings of $1.5 million will be recorded. The payments to Pamela Crane and Casey Crane will be made 50% upon the closing of the Acquisition and 50% in January 1999 and will be recorded as a charge to earnings ratably over the term of the consulting agreements, which is one year.

     The pro forma consolidated statements of operations data give effect to the Transactions as if the Transactions had occurred on April 1, 1997 and the pro forma consolidated balance sheet data give effect to the Transactions as if the Transactions had occurred on March 31, 1998. The pro forma adjustments are based upon available information and certain adjustments that the Company believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition for any future period or as of any date. The Pro Forma Financial Statements should be read in conjunction with the with the historical consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report and in the Company's Quarterly Report incorporated by reference herein.

     The Acquisition will be accounted for as a purchase. Under purchase accounting, the total purchase cost and fair value of the liabilities assumed will be allocated to the net tangible assets of the Company based upon their respective fair values as of the closing based on valuations and other studies that are not yet available. A preliminary allocation of the purchase cost has been made to the major categories of assets and liabilities in the accompanying pro forma consolidated financial information based on the Company estimates. The actual allocation of purchase cost and resulting effect on operating income may differ significantly from the pro forma amounts included herein.

     The fiscal year end of the Company is March 31, 1998. The fiscal year end of the Acquired Business is July 31, 1998. To comply with the Commission's rules and regulations, the twelve month period ended June 30, 1998 for the Acquired Business has been utilized for inclusion in the accompanying pro forma consolidated statement of operations data. The pro forma consolidated balance sheet includes the information for the Acquired Business as of June 30, 1998. The impact of using the June 30, 1998 financial information instead of July 31, 1998 does not have a material effect upon the Pro Forma Financial Statements.

                             -F-2-

                               Unaudited Pro Forma Consolidated Statement of
Operations
                                         (in thousands, except per share data)

================================================================================
==========================================
                                                                   The
                                                          The      Acquired
                                                     Company-      Business-
Pro               Pro Forma-
                                                   Year ended      Year ended
Forma             Year Ended
                                               March 31, 1998      June 30,
1998<b>      Adjustments       March 31, 1998
                                               --------------      -------------
---      -----------       ---------------
                     Net Sales                                      $75,516
16,746                (8,069)           84,193
Operating costs and expenses                    84,605             16,274
93,528
  Elimination of cost of sales
(8,069)
  Amortization of good will
353 <a>
  Increase in royalty expense
200 <e>
  Elimination of profit in ending inventory
165 <d>
                                                --------------      ------------
----     -----------       ---------------
   Operating income(loss)                       (9,089)               472
(718)           (9,335)

Interest expense                                  (662)               -
-                (662)

Interest income                                    118                -
-                 118
                                                --------------      ------------
----     -----------       ---------------

   Income (loss) before income taxes            (9,633)               472
(718)           (9,879)

Income tax expense(benefit)                        (52)               -
(1) <f>          (53)
                                                --------------      ------------
----     -----------       ---------------

   Net income (loss)                            (9,581)               472
(717)           (9,826)
                                                ==============
================     ===========       ===============

Net loss per share:
   Basic                                         (0.71)
(0.61)

   Diluted                                       (0.71)
(0.61)

Number of weighted average shares used in net
loss per share calculation:   Basic
13,471                                    2,658            16,129
   Diluted                                      13,471
2,658            16,129
================================================================================
==========================================

                                                                -F-3-

Notes to Unaudited Pro Forma Consolidated Statement of Operations
    (a)The Acquisition will be accounted for as a purchase.
     Under purchase accounting, the total purchase cost and fair value of the liabilities assumed will be allocated to the net tangible assets of the Company based upon their respective fair valued as of the closing based on valuations and other studies that are not yet available. A preliminary allocation of the purchase cost has been made to the major categories of assets and liabilities in the accompanying pro forma consolidated financial information based on Company estimates. The actual allocation of purchase cost and resulting effect on operating income may differ significantly from the pro form amounts included herein.

     The adjustment for estimated pro forma amortization is based on the estimated fair values. The resulting goodwill, aggregating $5.3 million, is expected to be amortized over 15 years at $353,000 per year.

     The estimated net realizable value of inventories is expected to approximate the fair value of the inventory acquired in the Acquisition.

(b)  Reflects the results of operations of the Acquired
     Business for the year ended June 30, 1998.

(c) Reflects the elimination of sales made by the Company to the Acquired Business during the year ended March 31, 1998.
(d) Reflects the elimination of profit in ending inventory aggregating $165,000 in the Acquired Business for inventory purchased from the Company during the year ended and on hand at June 30, 1998.
(e) Reflects the incremental royalty expense aggregating $200,000 resulting from reduced gross margins on certain sales of exclusively licensed titles sold by the Acquired Business.
(f)  The tax effects of the pro forma adjustments to income
     (loss) before income taxes is based on the estimated effective tax rate during the period. The pro forma adjustments assume that no valuation reserves would be required under SFAS 109, "Accounting for Income Taxes."

                                                           -F-4-

                                          Unaudited Pro Forma Consolidated
Balance Sheet
                                                          (in thousands)

================================================================================
=========================================
                                                                    The
                                                             The    Acquired
                                                        Company-    Business-
Pro Forma          Pro Forma-
                                                  March 31, 1998    June 30,
1998       Adjustments      March 31, 1998
                                                  --------------    ------------
----    -----------     -----------------
Assets

Cash and Cash equivalents                         $ 1,015                 1
3,825 <a><b>        4,841
Accounts receivable                                 6,978                -
(613)<d>           6,365
Inventories                                        11,205             1,234
(165)<e>          12,274
Royalties, distribution fee and license fee
  advances                                          4,566               -
(200)<f>           4,366
Prepaid expenses and other assets                   1,094                14
-                 1,108
Property, equipment and improvements                6,223               253
-                 6,476
Land held for sale                                  2,700                -
-                 2,700
Intangible assets                                     -               5,300<a>
-                 5,300
                                               --------------      -------------
---      -----------     ----------------
Total assets                                       33,781             6,802
2,847              43,430
                                               ==============
================      ===========     ================

Liabilities and Shareholders' equity

Accounts payable and accrued expenses              12,303             1,427
(613)<d>           13,117
Accrued royalties, distribution fees and
  license fees                                      2,003               -
-                  2,003
Notes payable                                      10,810               -
-                 10,810
                                               --------------      -------------
---      -----------       --------------

Total liabilities                                  25,116             1,427
(613)              25,930
                                               --------------      -------------
---      -----------       --------------

Common stock                                       17,764             5,375<a>
3,825<b>            26,964
Additional paid in capital                          3,064               -
3,064
Accumulated deficit                               (12,163)              -
(365)<e><f>       (12,528)
                                               --------------      -------------
---      -----------       --------------
Net shareholders' equity                            8,665             5,375
3,460               17,500
                                               --------------      -------------
---      -----------       --------------
Total liabilities and shareholders' equity         33,781             6,802
2,847               43,330
                                               ==============
================      ===========       ==============

================================================================================
=========================================

                                                         -F-5-

Notes to Unaudited Pro Forma Consolidated Balance sheet

<a> The Acquisition will be accounted for as a purchase.
     Under purchase accounting, the total purchase cost and fair value of the liabilities assumed will be allocated to the net tangible assets of the Company based upon their respective fair values as of the closing based on valuations and other studies that are not yet available. A preliminary allocation of the purchase cost has been made to the major categories of assets and liabilities in the accompanying pro forma consolidated balance sheet data based on Company estimates. The actual allocation of purchase cost and resulting effect on operating income may differ significantly from the pro forma amounts included herein.

          Purchase cost:
               Purchase Price:
               Cash                                   $3,075,000
               Stock                                   2,000,000
               Estimated fees and expenses               300,000
                                                        --------
               Total purchase cost                    $5,375,000

          Adjusted book value of net assets acquired:
               Inventories                             1,234,000
               Prepaid expenses and cash                  15,000
               Property and equipment                    253,000
               Accounts payable assumed               (1,427,000)
                                                       ---------
          Unallocated excess (goodwill)               $5,300,000
                                                      ==========

<b>  Reflects the issuance of 2,400,000 shares of common stock at $3.50 per share for aggregate consideration of $8.4 million. Fees and expenses related to the Transactions are estimated to be $1.2 million.

     Also reflects the issuance of 258,370 shares of common stock at $7.74 per share for aggregate consideration of $2.0 million in connection with the Company's acquisition of the Acquired Business.

     Reflects the acquired assets and assumed liabilities of the Acquired Business as of June 30, 1998.

<d>  Reflects the elimination of accounts receivable of the
     Company and accounts payable of the Acquired Business related to produce purchased by the Acquired Business from the Company.
<e>  Reflects the elimination of profit in ending inventory
     aggregating $165,000 in the Acquired Business for inventory purchased from the Company during the year ended June 30, 1998.
<f>  Reflects the incremental royalty liability aggregating
     $200,000 resulting from reduced gross margins on certain sales of exclusively licensed titles sold by the Acquired Business.

                                  -F-6-

We have not authorized any dealer, salesperson or other individual to give any information or to make any representations in connection with this offering except for those contained in or incorporated into this prospectus.
You should not rely on any information provided to you or representations made to you except as contained in or incorporated into this prospectus. There may have been changes in the affairs of the Company since the date of this prospectus. You should not imply that the information contained in or incorporated into this prospectus has been updated even though it is delivered to you, or your purchase of shares occurs, after the date of this prospectus. We are not offering shares or soliciting offers to buy shares to or from anyone in any State in which such offer or solicitation is not authorized or in which we are not qualified to do so. We are not offering shares or soliciting offers to buy shares to or from anyone to whom it is unlawful to make such offer or solicitation.

                 ----------------------------

                      TABLE OF CONTENTS
                                              Page
Available Information                         ii
Incorporation of Certain Information by
  Reference; Deliveries                       ii
Forward Looking Statements                    ii
Prospectus Summary                             1
Risk Factors                                   3
The Company                                    9
Recent Developments                           10
Use of Proceeds                               13
Dilution                                      13
Capitalization                                14
Price Range of Common Stock                   15
Selected Historical and
  Pro Forma Financial Information             15
Certain Transactions                          17
Description of Capital Stock                  17
Plan of Distribution                          19
Legal Matters                                 19
Experts                                       19
Unaudited Pro Forma Consolidated
  Financial Statements                       F-1

                             -Cover-

                      2,400,000 SHARES


                            IMAGE
                       ENTERTAINMENT,
                            INC.


                        COMMON STOCK





                     -------------------

                         PROSPECTUS
                     -------------------





                             MDB
                           CAPITAL
                            GROUP
                             LLC

                                   -Cover-

                           PART II

           INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

     SEC registration fee                              $2,500
     NASD filing fee                                   $1,500
     Nasdaq listing application                       $17,500
     Printing and engraving expenses                  $10,000
     Accounting fees and expenses                     $75,000
     Legal fees and expenses                         $125,000
     Miscellaneous expenses                           $43,500

       Total                                         $275,000

*Expenses are estimated for the registration fee.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has adopted provisions in its Restated Articles that eliminate liability of the directors of the Company for monetary damages to the fullest extent permissible under California law and that authorize the Company to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation
Law) of the Company to the fullest extent permissible under California law. Article VI, Section 1 of the Company's Bylaws provides for indemnification of agents of the Company to the fullest extent permissible under California law. The Company's Bylaws establish that, for purposes of Article VI of the Bylaws, an agent is any person who is or was a director, officer employee or other agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

     Under California law, indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against the same can be made in certain circumstances by action of the Company through: (1) a majority vote of a quorum of the Company's Board of Directors consisting of directors who are not party to the proceedings; (2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or (3) such court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, an agent can be indemnified even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. California law allows the Company to make advances of expenses for certain actions upon the receipt of an undertaking that the agent will reimburse the corporation if the agent is found liable.

     The Company maintains a directors' and officers' insurance and company reimbursement policy. With certain exceptions, the policy insures directors and officers against losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for such loss for which the Company has lawfully indemnified the directors and officers.

     The Company has entered into Indemnity Agreements with its directors and officers. The Indemnity Agreements provide for the indemnification of each of the Company's officers and directors in certain third-party proceedings and in certain proceedings by or in the name of the Company. In addition, the Indemnity Agreements provide for the advance payment by the Company of expenses incurred by an indemnitee in such proceedings.

                               -II-1-

     The Company has also entered into employment agreements with certain of its officers that include indemnification provisions. The employment agreements provide for indemnification of such officers to the maximum extent permitted by law and require the Company to maintain directors' and officers' liability insurance for the benefit of such officers under certain circumstances.

     The Placement Agent Agreement between the Company and
MDB Capital Group LLC provides for indemnification of certain persons related to the Company (including directors and officers) in certain limited circumstances.

     See Item 17 below for information regarding the position of the Commission with respect to the effect of any indemnification for liabilities arising under the Securities
Act.

                             -II-2-

Item 16.  EXHIBITS

Exhibit
Number    Description of Exhibit
-------   ----------------------
1*        Form of Placement Agent Agreement.

2.1 Asset Purchase Agreement dated as of August 20, 1998 by and between Image Newco, Inc. and Ken Crane's
          Magnavox City, Inc.

2.2       First Amendment to Asset Purchase Agreement dated as of
          October 3, 1998 by and between Image Newco, Inc.
          and Ken Crane's Magnavox City, Inc.

3.1 Restated Articles of Incorporation. Filed as Exhibit 3.1 of the Company's Form 10-K for the year ended
          March 31, 1995 and incorporated herein by this reference.

3.2 Bylaws. Filed as Exhibit 3.2 of the Company's Form 10-K for the year ended March 31, 1995 and incorporated herein by this reference.

4         Specimen Common Stock certificate.

5* Opinion of O'Melveny & Myers LLP, counsel to the Company, as to the legality of the common stock offered hereby (including consent).

10.1 The Company's Restated 1989 Incentive Stock Option Plan, as amended. Filed as Exhibit 10.1 of the Company's Form 10-K for the year ended March 31,
          1992 and incorporated herein by this reference.

10.2 The Company's 1998 Incentive Plan. Filed as Exhibit A of the Company's Proxy Statement dated July 29,
          1998 and incorporated herein by this reference.

10.3      The Company's 1990 Stock Option Plan.  Filed as Exhibit
          A of the Company's Proxy Statement dated December
          27, 1990 and incorporated herein by this reference.

10.4      The Company's Restated 1992 Stock Option Plan.  Filed as
          Exhibit A of the Company's Proxy Statement dated
          September 9, 1994 and incorporated herein by this reference.

10.5 The Company's 1994 Eligible Directors Stock Option Plan and Form of Eligible Director Non-Qualified Stock
          Option Agreement.  Filed as Exhibit 10.4 of the
          Company's Form 10-K for the year ended March 31,
          1995 and incorporated herein by this reference.

10.6 Form of Option Agreement dated October 15, 1991 between the Company and Martin W. Greenwald. Filed as
          Exhibit 10.3 of the Company's 10-Q for the quarter ended September 30, 1991 and incorporated herein by this reference.

10.7      Option granted August 13, 1992 by the Company to Cheryl
          Lee.  Filed as Exhibit 10.12 of the Company's Form
          10-K for the year ended March 31, 1994 and incorporated herein by this reference.

10.8      Form of Option granted May 19, 1994 to Jeff Framer,
          Cheryl Lee and David Borshell.  Filed as Exhibit
          10.24 to the Company's Form 10-K for the year ended March 31, 1994 and incorporated herein by this reference.

10.9 Eligible Director Non-Qualified Stock Option Agreement dated as of July 22, 1998 between the Company and Stuart Segall.

                             -II-3-

10.10     Eligible Director Non-Qualified Stock Option
          Agreement dated as of September 17, 1998 between the Company and Mark Trevenen Huxley.

10.11* Form of Termination Agreement between the Company and each of Martin W. Greenwald, Cheryl Lee, Jeff
          Framer and David Borshell (relating to the termination of their former employment agreements).

10.12* Employment Agreement dated as of July 1, 1998 between the Company and Martin W. Greenwald.

10.13* Employment Agreement dated as of July 1, 1998 between the Company and Cheryl Lee.

10.14* Employment Agreement dated as of July 1, 1998 between the Company and Jeff Framer.

10.15* Employment Agreement dated as of July 1, 1998 between the Company and David Borshell.

10.16*    Form of Performance Restricted Stock Unit Award
          Agreement (and related General Provisions) between the Company and each of Martin W. Greenwald, Cheryl Lee, Jeff Framer and David Borshell
          (appended as Exhibit A to Exhibits 10.12 through
          10.15).

10.17 Form of Indemnity Agreement between the Company and its directors and officers. Filed as Exhibit F of the Company's Proxy Statement dated September 5, 1989 and incorporated herein by this reference.

10.18 Stock Purchase Agreement among the Company, Directors of the Company and various Buyers dated December
          29, 1987.  Filed as Exhibit 4.3 of the Company's
          Form 8-K dated December 29, 1987 and incorporated herein by this reference.

10.18.a   Form of First Amendment dated July 7, 1992 to the
          Stock Purchase Agreement referenced in Exhibit
          10.18 above. Filed as Exhibit 10.5 of the Company's Form 10-Q for the quarter ended
          September 30, 1992 and incorporated herein by this reference.

10.19 Stock Purchase Agreement among the Company, Directors of the Company and Image Investors Co. dated June
          27, 1990.  Filed as Exhibit 10.53 of the Company's
          Form 10-K for the year ended March 31, 1990, and incorporated herein by this reference. The
          Company and Image Investors Co. are also parties to the Stock Purchase Agreements dated July 14,
          1988, November 30, 1988, January 11, 1989,
          February 14, 1989, May 10, 1989 and June 20, 1990,
          which are virtually identical to this Exhibit
          (except for the number of shares of common stock purchased), and which were incorporated by reference therein. The number of shares purchased under the prior agreements were 85,124, 118,778, 297,977, 1,187,783, 593,891 and 673,077,
          respectively.

10.20     Stock Purchase Agreement between the Company and Image
          Investors Co. dated December 30, 1992, including
          Warrant.  Filed as Exhibit 10.6 of the Company's
          Form 10-Q for the quarter ended December 31, 1992 and incorporated herein by this reference.

10.21     Stock Purchase Agreement between the Company and Stuart
          Segall dated as of July 12, 1995.  Filed as
          Exhibit 10.1 of the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by this reference.

10.22     Stock Purchase Agreement between the Company and Martin
          W. Greenwald dated as of June 27, 1996.  Filed as
          Exhibit 10.2 of the Company's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by this reference.

                             -II-4-

10.23     Purchase and Sale Agreement between the Company and LEI
          Partners, L.P. dated December 31, 1990.  Filed as
          Exhibit 10.1 of the Company's Form 10-Q for the quarter ended December 31, 1990 and incorporated herein by this reference.

10.24     Standard Industrial Lease for 9333 Oso Avenue,
          Chatsworth, California, dated December 1, 1993 and effective April 1, 1994, between the Company and P&R Investment Company. Filed as Exhibit 10.1 of the Company's Form 10-Q for the quarter ended
          December 31, 1993 and incorporated herein by this reference.

10.25     Standard Industrial Lease for 20350 Prairie Street,
          Chatsworth, California, dated December 1, 1993 and effective April 1, 1994, between the Company and P&R Investment Company. Filed as Exhibit 10.2 of the Company's Form 10-Q for the quarter ended
          December 31, 1993 and incorporated herein by this reference.

10.25.a   Surrender of Lease and Termination Agreement for
          20350 Prairie Street, Chatsworth, California, dated and effective February 2, 1998, between the Company and P&R Investment Company. Filed as
          Exhibit 10.20.c of the Company's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.26 Agreement for Purchase and Sale dated June 5, 1996 between Airport Center Partnership and the Company. Filed as Exhibit 10.19 of the Company's
          Form 10-K for the year ended March 31, 1996 and incorporated herein by this reference.

10.27     Construction Agreement between the Company and Carson
          Construction Management, Inc. dated as of November
          25, 1996.  Filed as Exhibit 10.23 of the Company's
          Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.28     Business Loan Agreement between the Company and Bank of
          America National Trust and Savings Association dated March 10, 1997. Filed as Exhibit 10.26 of the Company's Form 10-K for the year ended March
          31, 1998 and incorporated herein by this reference.

10.28.a   Amendment No. 1 dated as of February 4, 1998 to
          Business Loan Agreement between the Company and
          Bank of America National Trust and Savings
          Association dated March 10, 1997.  Filed as
          Exhibit 10.23.a of the Company's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.29     Lease Intended as Security between the Company and BA
          Leasing & Capital Corporation dated March 19,
          1997.  Filed as Exhibit 10.24 of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.29.a   (First) Amendment dated March 19, 1997 to Lease
          Intended as Security between the Company and BA
          Leasing & Capital Corporation dated March 19,
          1997.  Filed as Exhibit 10.24.a of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.29.b   Second Amendment dated February 8, 1998 to Lease
          Intended as Security between the Company and BA
          Leasing & Capital Corporation dated March 19,
          1997.  Filed as Exhibit 10.24.b of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.


10.30 Agreement for Purchase and Sale dated May 13, 1998 between the Company and Jackson-Shaw Company.
          Filed as Exhibit 10.25 of the Company's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

                             -II-5-


10.31     Loan Agreement between the Company and Union Bank of
          California, N.A. dated as of December 17, 1996.
          Filed as Exhibit 10.20 of the Company's Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.a   Amendment No. 1 dated as of February 5, 1997 to Loan
          Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.20.A of the Company's
          Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.b   Amendment No. 2 dated as of February 25, 1997 to Loan
          Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.20.B of the Company's
          Form 10-K for the year ended March 31, 1997 and incorporated herein by this reference.

10.31.c   Amendment No. 3 dated as of September 27, 1997 to
          Loan Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.26.c of the
          Company's Form 10-K for the year ended March 31,
          1998 and incorporated herein by this reference.

10.31.d   Amendment No. 4 dated as of October 31, 1997 to Loan
          Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.26.d of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.e   Amendment No. 5 dated as of January 28, 1998 to Loan
          Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.26.e of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.31.f   Amendment No. 6 dated as of June 18, 1998 to Loan
          Agreement dated as of December 17, 1996 by and between the Company and Union Bank of California, N.A. Filed as Exhibit 10.26.f of the Company's
          Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

10.32 Credit Agreement dated as of September 29, 1997 by and between the Company and Image Investors Co. Filed as Exhibit 10.27 of the Company's Form 10-K for the year ended March 31, 1998 and incorporated herein by this reference.

15        Letter re: Unaudited Interim Financial Information.

23.1      Consent Letter of KPMG Peat Marwick LLP, Independent
          Certified Public Accountants.

23.2*     Consent Letter of O'Melveny & Myers LLP, counsel to the
          Company (included with Exhibit 5).

24        Power of Attorney (included on page II-8).

*  To be filed by amendment.

                             -II-6-

Item 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities
Act of 1933:

(1) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             -II-7-

                         SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on October 9, 1998.

                            IMAGE ENTERTAINMENT, INC.,
                            a California corporation



                            By:/s/ Martin W. Greenwald
                               ----------------------------
                                   MARTIN W. GREENWALD,
                                  Chairman of the Board,
                      Chief Executive Officer, President and Treasurer

                      POWER OF ATTORNEY

          We, the undersigned officers and directors of Image Entertainment, Inc., hereby severally constitute and appoint Martin W. Greenwald and Jeff M. Framer, and each of them singly, our true and lawful attorneys-in-fact, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-2 (including any post-effective amendments thereto), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                 Title                Date
/s/ Martin W. Greenwald
-----------------------   Chairman of the      October 9, 1998
Martin W. Greenwald       Board, Chief
                          Executive Officer,
                          President and
                          Treasurer
/s/ Jeff M. Framer
------------------------  Chief Financial      October 7, 1998
   Jeff M. Framer         Officer (Principal
                          Financial and
                          Accounting Officer)
/s/ Stuart Segall
------------------------  Director             October 5, 1998
    Stuart Segall

/s/ Ira Epstein
------------------------  Director             October 5, 1998
     Ira Epstein

/s/ M. Trevenen Huxley
------------------------  Director             October 5, 1998
M. Trevenen Huxley

                             -II-8-